© 2016 IHS. ALL RIGHTS RESERVED.
IHS Q1 2016
COMPANY UPDATE
MARCH 2016
Filed by IHS Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: IHS Inc.
(Commission File No. 001-32511)

© 2016 IHS. ALL RIGHTS RESERVED. IHS Confidential Not for disclosure outside of IHS 2 © 2016 IHS. ALL RIGHTS RESERVED.

© 2016 IHS. ALL RIGHTS RESERVED. Message from Jerre Stead, Head Coach and CEO

QUARTERLY EARNINGS RESULTS

Q1 2016

FINANCIAL HIGHLIGHTS

Revenue

+7% $548 million

Adjusted EBITDA

+13% $180 million

+3%

ORGANIC GROWTH

© 2016 IHS. ALL RIGHTS RESERVED.

GLOBAL SEGMENTS

RESOURCES
-2%
ORGANIC GROWTH
$216M
REVENUE

TRANSPORTATION
+10%
ORGANIC GROWTH
$200M
REVENUE

CMS
+4%
ORGANIC GROWTH
$133M
REVENUE

(CONSOLIDATED MARKETS & SOLUTIONS)

© 2016 IHS. ALL RIGHTS RESERVED.

COMPANY GOALS

CUSTOMER DELIGHT

Exceeding customers' expectations in every interaction

2015 SCORE
72%
2016 TARGET SCORE
74%

First survey of the year in March; results available soon.

COLLEAGUE SUCCESS

- ✓ More leadership engagement on *TheSource*
- ✓ New cross-selling incentives for BLs
- ✓ More career development resources
- ✓ 97% of Sales compensation plans distributed by end of Q1 2016
- ✓ Open roles posted on *TheSource*

CORPORATE SUSTAINABILITY

Through *TheSource* you can:

- Connect with your office sustainabilty team
- Learn about Volunteer Time Off and local activities
- Help drive long-term profitable growth, efficiency and acting with care

> **"Working together, we will exceed customer and shareholder expectations and create a workplace that enables every colleague to reach their full potential."**
>
> Jerre Stead, Your Coach and CEO

© 2016 IHS. ALL RIGHTS RESERVED.

© 2016 IHS. ALL RIGHTS RESERVED.
A Merger of Equals: Overview
Announced on Monday, March 21 that IHS and Markit
signed an agreement to merge.
After approvals, is expected to close in the second half of this year.
The new company will be called “IHS Markit” with new branding yet to be determined.
Jerre will be Chairman of the Board and CEO. Lance Uggla, current  Chairman of the board and CEO of Markit, will be President and a board member.
Jerre has announced his plans to retire December 2017 at which point Lance will be
Chairman of the Board and CEO.
The new company will be headquartered in London (where Lance is based) with key operations continuing to be based in Englewood (where Jerre is based).
This is transformational in that it joins two market leaders in their respective industries to create the leading global information services company.
IHS in Resources, Transportation and our CMS business lines; Markit in Financial
Information Services.

© 2016 IHS. ALL RIGHTS RESERVED.
A Merger of Equals: Customers
Combines two information-rich companies with critical business information, intelligence and analytics to create an information powerhouse across multiple sectors.
This is very positive for customers as it will enable us to provide a broader, richer set of next-generation information and analytics products across industries to help customers seeking to improve decision making.
IHS and Markit
are both committed to delivering the highest levels of customer service with the priority of providing the best information and analysis.
For now, nothing will change for our customers. Customers will continue to use their regular contacts and there is no change to log-ins, etc.
In all my years leading other public companies, I have
never seen a combination of companies that makes
more sense for colleagues, customers and shareholders.
Jerre Stead, IHS Chairman of the Board and CEO

© 2016 IHS. ALL RIGHTS RESERVED.
A Merger of Equals: Colleagues
The merger will expand our markets considerably and increase long-term growth opportunities through sector and economic cycles.
Deep, non-overlapping customers, complementary products and services.
The new IHS Markit
will enable us to continue to invest in new capabilities and skill sets to best serve our customers that, in turn, offer challenging and exciting opportunities for colleagues around the world.
Culturally, IHS and Markit
are a strong fit of values-based organizations with a
mutual focus on delighting customers and ensuring colleague success.
Our companies share so much more than success. We have
the same passion for our people and our customers and the
desire to use innovation to build leading products and services.
Lance Uggla, Markit Chairman of the Board and CEO

© 2016 IHS. ALL RIGHTS RESERVED.
Merger of two market leaders
Financial services
TMT
Automotive
Aerospace & Defense
Maritime
See the Appendix for the definitions of Free Cash Flow and Adjusted EBITDA margin,  which are non-GAAP/IFRS financial measure, and for reconciliations to their most directly comparable GAAP/IFRS financial measures.
Revenue: $2.2b
Free cash flow: $490m
Adj. EBITDA margin: 31.9%
81% subscription based revenues
Revenue: $1.1b
Free cash flow: $289m
Adj. EBITDA margin: 45.0%
94% recurring revenue
FY 2015 financial profile
~9,000 employees
33 countries
~4,200 employees
13 countries
IHS Connect
IHS Engineering Workbench
IHS
Automotive / Polk / Carfax
IHS CERA
IHS Global Insight
IHS Jane’s
CDS, Loans and Bond pricing data
Markit PMI / iBoxx
/ CDX / iTraxx
MarkitSERV
Markit WSO
KYC / KY3P
Markit Enterprise
Data Management
Energy
Chemical
FY 2015
financial
profile
Global reach
Selected
products
and brands
Sector
leadership

© 2016 IHS. ALL RIGHTS RESERVED.
Creating a global leader in critical information,
analytics and solutions
Actual synergies and other cost savings, including the costs required to achieve these synergies and savings, may differ materially from the current expectations, and neither IHS nor Markit can assure investors that they will achieve the full amount of these estimated synergies on schedule or at all.
World-class customers and colleagues
Multiple levers to value creation
Compelling financial profile
Mission critical information and deep domain
expertise across Energy, Financial Services
and Transportation
Significant opportunities to offer a more diverse
product set to a broader combined client base
Breadth of information, analytics and solutions
enables creation of next generation products
and services
Subscription-based model produces more than 85%
recurring revenues
Significant operational leverage to drive increasing
margins and profitability
Robust free cash flow supports investment in
business and strong balance sheet
An information powerhouse
Identifiable and achievable cost synergies of
$125m
$1 billion of share repurchases in each of 2017
and 2018
Clear revenue synergies of $100m
Adjusted diluted EPS growth of ~20% in 2017
Immediately accretive with mid-teens accretion in
2018
Serving over 75% of the Fortune Global 500
Deep relationships with leaders across multiple
industries and government
Leading-edge technology and talent
Management team with strong track record of
integrating acquisitions
Complementary values based culture focused on
customers and innovation

© 2016 IHS. ALL RIGHTS RESERVED.
Strategic and financial rationale
1
2
3
4
Information
powerhouse
innovating for
the future
Complementary
product offerings
Global scale
in growth markets
Broad customer
bases
5
6
7
High recurring
revenue driving
significant free cash
flow
Identifiable and
achievable cost
synergies
Experienced
management
team

© 2016 IHS. ALL RIGHTS RESERVED.
Driving value through M&A integration
Successful integration of acquisitions built into
business model of both firms
Track record of synergy achievement through cross-
and up-selling of acquired products / customer bases
Shared culture will promote smooth integration
Management teams fully aligned on integration and
strategic goals
Keys to success
1
2
3
4

© 2016 IHS. ALL RIGHTS RESERVED.
A Merger of Equals: What to expect next…
For now, it is absolutely critical for each of us to remain focused on delivering on our objectives to ensure we achieve our 2016 financial and operational goals for
IHS.
While every question about the merger cannot be answered now, IHS leadership is committed to communicating with you regularly during the merger approval process so that you can lean more about Markit, the merger and future operations.
Visit the “IHS Markit Merger” space on TheSource
for ongoing updates and to
submit questions.
On that space there are links to videos, FAQs, information about Markit, our investor presentation outlining the deal and much more.
In the future, an overview of the integration process, the team’s progress, and deeper-dives on various people, products and services from both Markit and IHS will be published along with an invitation to discuss online your thoughts, ideas and reactions.

IHS Markit Merger
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Jerre Stead, Head Coach and CEO
"In all my years leading other public companies, I have never seen a combination of companies that makes more sense for colleagues, customers and shareholders."
• Click here to read the full message from Jerre.
• Follow this IHS Markit Merger space on TheSource to receive updates. Click here for tips on how to 'follow purposefully.'
Featured Video
IHS markit
IHS MARKIT MERGER OF EQUALS
March, 21 2016
Quick Links
• Colleague memo from Jerre Stead on IHS Markit merger
• Video of Jerre and Lance
• Colleague FAQs on IHS Markit merger
• IHS Markit Merger Investor Presentation
• www.ihs.com
• www.markit.com
• IHS Markit Merger News Release
• Listen to earnings call webcast
• Talking Points and FAQs to use with customers (NOT for distribution)

© 2016 IHS. ALL RIGHTS RESERVED. IHS Markit merger space on TheSource

© 2016 IHS. ALL RIGHTS RESERVED.
Forward-looking statements
This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as
“expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder or stockholder (as applicable) and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, (ii) the ability of IHS and Markit to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against IHS, Markit or their respective directors, (iv)
the risk that disruptions from the proposed transaction will harm IHS’s and Markit’s business, including current plans and operations, (v) the ability of IHS or Markit to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) continued availability of capital and financing and rating agency actions, (viii)
legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IHS’s and/or
Markit’s financial performance, (x) certain restrictions during the pendency of the merger that may impact IHS’s or Markit’s ability to pursue certain business opportunities or strategic transactions and (xi)
unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form F-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-
looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IHS’ or Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Neither IHS nor Markit assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.
Non-IFRS and non-GAAP financial measures
Non-GAAP and non-IFRS results are presented only as a supplement to IHS’s and Markit’s financial statements based on GAAP and IFRS, respectively. Non-GAAP and non-IFRS financial information is provided to enhance understanding of IHS’s and Markit’s financial performance, but none of these non-GAAP and non-IFRS financial measures are recognized terms under IFRS or GAAP and non-GAAP and non-IFRS measures should not be considered in isolation from, or as a substitute analysis for, IHS’s or Markit’s results of operations as determined in accordance with GAAP and IFRS, respectively. Definitions and reconciliations of non-GAAP and non-IFRS measures to the most directly comparable GAAP or IFRS measures are provided within the appendix to this presentation.
IHS and Markit use non-GAAP and non-IFRS measures in their respective operational and financial decision making, and believe that it is useful to exclude certain items in order to focus on what they regard to be a more reliable indicator of the underlying operating performance of the business. As a result, internal management reports feature non-GAAP and non-IFRS measures which are also used to prepare strategic plans and annual budgets and review management compensation. IHS and Markit also believe that investors may find non-GAAP and non-IFRS financial measures useful for the same reasons, although investors are cautioned that non-GAAP and non-IFRS financial measures are not a substitute for GAAP and IFRS disclosures.
Non-GAAP and non-IFRS measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to IHS and Markit, many of which present non-
GAAP and non-IFRS measures when reporting their results. Non-GAAP and non-IFRS measures have limitations as an analytical tool. They are not presentations made in accordance with GAAP or IFRS, are not measures of financial condition or liquidity and should not be considered as an alternative to profit or loss for the period determined in accordance with GAAP or IFRS or operating cash flows determined in accordance with GAAP or IFRS. Non-GAAP and non-IFRS measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider such performance measures in isolation from, or as a substitute analysis for, IHS’s and Markit’s respective results of operations as determined in accordance with GAAP and IFRS, respectively.
This presentation also includes certain forward-looking non-IFRS or non-GAAP financial measures, such as combined free cash flow, adjusted diluted EPS and Adjusted EBITDA Margin. We are unable to present a quantitative reconciliation of this forward-looking non-IFRS or non-GAAP financial information because management cannot reliably predict all of the necessary components of such measures.
Accordingly, investors are cautioned not to place undue reliance on this information.
Finally, IHS operates under a fiscal year that ends on November 30th of each year, while Markit operates under a fiscal year that ends on December 31st of each year. Unless otherwise indicated, the combined information in this presentation is based on the results of IHS and Markit for each of their respective fiscal years, without any adjustment for the fact that the companies have different fiscal year ends.

© 2016 IHS. ALL RIGHTS RESERVED.
IHS
MARKIT
15 Inverness Way East
4th
Floor,
Ropemaker
Place,
Englewood, CO 80112
25 Ropemaker Street, London England EC2Y 9LY
Attention: Investor Relations
Attention: Investor Relations
+1 303-397-2969
+44 20 7260 2000
Participants in the Solicitation
IHS, Markit, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IHS’s directors and executive officers, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in IHS’s Form 10-K for the year ended November 30, 2015 and its proxy statement filed on February 24, 2016, which are filed with the SEC. Information regarding the directors and executive officers of Markit, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Markit’s 20-F for the year ended December 31, 2015, and Markit’s proxy statement filed on Form 6-K on March 27, 2015, which are filed with the SEC. A more complete description will be available in the registration statement on Form F-4 and the joint proxy statement/prospectus.
No Offer or Solicitation
This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Important Information About the Transaction and Where to Find It
In connection with the proposed transaction, Markit will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a joint proxy statement of IHS and Markit. IHS and Markit may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IHS or Markit may file with the SEC. INVESTORS AND SECURITY HOLDERS OF IHS AND MARKIT ARE URGED TO READ THE REGISTRATION
STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY
AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT
THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IHS and Markit through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IHS or Markit at the following:

© 2016 IHS. ALL RIGHTS RESERVED. Questions